UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549



FORM 24F-2
Annual Notice of Securities Sold
Pursuant to Rule 24f-2

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1.  Name and address of issuer:

    American Century Quantitative Equity Funds, Inc.
    4500 Main Street
    Kansas City, Missouri 64111

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2.  The name of each series or class of securities for which this Form is filed
    (If the Form is being filed for all series and classes of securities of the
    issuer, check the box but do not list series or classes): __X__

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3.  Investment Company Act File Number:       811-05447

    Securities Act File Number:               033-19589

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4(a).Last day of fiscal year for which this Form is filed:

    June 30, 2011

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4(b)._____  Check box if this Form is being filed late (i.e., more than 90
    calendar days after the end of the issuer's fiscal year). (See Instruction
    A.2)

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4(c)._____  Check box if this is the last time the issuer will be filing this
    Form.

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5.  Calculation of registration fee:

    (i) Aggregate sale price of
    securities sold during the fiscal
    year pursuant to section 24(f):                          $ 1,227,506,425
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    (ii) Aggregate price of securities
    redeemed or repurchased during the

fiscal year: $ 1,743,222,276

(iii) Aggregate price of securities redeemed or repurchased during any prior fiscal year ending no earlier than October 11, 1995 that were not previously used to reduce registration fees payable to the Commission: $ 2,772,838,554

(iv) Total available redemption credits [add Items 5(ii) and 5(iii): $ 4,516,060,830

(v) Net sales -- if Item 5(i) is greater than Item 5(iv) [subtract Item 5(iv) from Item 5(i)]: $ N/A

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(vi) Redemption credits available for use in future years -- if Item 5(i) is less than Item 5(iv) [subtract Item 5(iv) from Item 5(i)]: $ 3,288,554,405

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(vii) Multiplier for determining registration fee (See Instruction C.9): x .0001161

(viii) Registration fee due [multiply Item 5(v) by Item 5(vii)] (enter "0" if no fee is due): =$ 0

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6. Prepaid Shares

If the response to Item 5(i) was determined by deducting an amount of securities that were registered under the Securities Act of 1933 pursuant to rule 24e-2 as in effect before October 11, 1997, then report the amount of securities (number of shares or other units) deducted here: ___________

If there is a number of shares or other units that were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year for which this form is filed that are available for use by the issuer in future fiscal years, then state that number here:___________

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7. Interest due -- if this Form is being filed more than 90 days after the end

of the issuer's fiscal year (see Instruction D):

                                                    +$          N/A

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8.   Total of the amount of the registration fee due plus any interest due [line
     5(viii) plus line 7]:

                                                    =$  0        ✓
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9.   Date the registration fee and any interest payment was sent to the
     Commission's lockbox depository:


     Method of Delivery:

     _____  Wire Transfer
     _____  Mail or other means


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                              SIGNATURES

This report has been signed below by the following persons on behalf of the
issuer and in the capacities and on the dates indicated.

By (Signature and Title)*
                    Robert J. Leach
                    Vice President


Date:   August 31, 2011


  *Please print the name and title of the signing officer below the signature.


SEC 2393 (9-97)